Annual and Special General Meeting of Therapix Biosciences Ltd.

Date: January 15, 2020

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

Annual and Special General Meeting:

Item	For	Against	Abstain
1.			
a.	☐	☐	☐
b.	☐	☐	☐
c.	☐	☐	☐
d.	☐	☐	☐
e.	☐	☐	☐
f.	☐	☐	☐
2.	☐	☐	☐
3.	☐	☐	☐
4.	☐	☐	☐
	Confirm		
4.i .	☐		
	For	Against	Abstain
5.	☐	☐	☐
	Confirm		
5.i	☐		
6.			
	For	Against	Abstain
6.a.	☐	☐	☐
6.b	☐	☐	☐
6.c.	☐	☐	☐
6.d	☐	☐	☐
6.e.	☐	☐	☐
	Confirm		
6.e.i	☐		
	For	Against	Abstain
6.f.	☐	☐	☐
	Confirm		
6.f.i	☐		
	For	Against	Abstain
6.g.	☐	☐	☐
	Confirm		
6.g.i	☐		
	For	Against	Abstain
7.	☐	☐	☐
	Confirm		
7.i	☐		

Authorized Signatures - This section must be completed for your instructions to be executed.

____________________ Please Sign Here   ________________ Please Date Above

____________________ Please Sign Here   ________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual and Special General Meeting of Therapix Biosciences Ltd. to be Held on January 15, 2020 for Holders as of December 17, 2019

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

For additional information, please use the following web link: http://therapix.investorroom.com/SEC-Filings

All votes must be received by 12:00 p.m. E.S.T. on January 7, 2020

PROXY TABULATOR FOR
THERAPIX BIOSCIENCES LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Therapix Biosciences Ltd.
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.S.T. on January 7, 2020)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Therapix Biosciences Ltd.** (the "Company") registered in the name of the undersigned on the books of the Depositary as of the close of business on **December 17, 2019** at the **Annual and Special General Meeting** of the shareholders of the Company, to be held on **January 15, 2020** at **4:00 p.m. (Israel time)**, at the offices of the Company, 4 Ariel Sharon Street, HaShahar Tower, 16th Floor, Givatayim 5320047, Israel, or at any adjournment thereof, in respect to the resolutions specified on the reverse side.

NOTE:

1. **Please direct the Depositary how it is to vote by placing "X" in the appropriate box opposite each agenda item.**
2. **The Depositary shall not vote or attempt to exercise the right to vote that attaches to such Shares or other Deposited Securities other than in accordance with such instructions or deemed instructions.**
3. **If no instructions are received by the Depositary from any Owner with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Owner's Receipts on or before the date established by the Depositary for such purpose, the Depositary shall deem such Owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Deposited Securities and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Deposited Securities; provided, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing) that (x) the Company does not wish such proxy given, (y) substantial opposition exists or (z) such matter materially and adversely affects the rights of holders of Shares.**

(Continued and to be marked, dated and signed, on the reverse side)

Annual and Special General Meeting:

1. To re-elect Dr. Ascher Shmulewitz, Amit Berger, Zohar Heiblum, Stephen M. Simes, Eric So and Dr. Yafit Stark, as directors of the Company until the next annual general meeting of Shareholders or until their respective successors are duly elected and qualified, or until any of their earlier resignation or removal:
   - a. Dr. Ascher Shmulewitz
   - b. Amit Berger
   - c. Zohar Heiblum
   - d. Stephen M. Simes
   - e. Eric So
   - f. Dr. Yafit Stark
2. To re-appoint EY as the Company's independent registered public accounting firm for the year 2019 and until the next annual general meeting, to audit the financial statements of the Company ending December 31, 2019 (and review any interim financial statements during the fiscal year 2020) and to authorize the Company's Board of Directors to determine their compensation for the audit and any other supplementary services for said periods in accordance with the scope and nature of their services.
3. To approve an increase of the Company's authorized and registered share capital by NIS 70,000,000, so that following such increase, the authorized and registered share capital of the Company will be NIS 100,000,000 divided into 1,000,000,000 ordinary shares, par value NIS 0.1 each, and to amend the Company's Articles of Association accordingly, in the form attached as Annex A to the Company's Proxy Statement.
4. To approve the Amended Compensation Policy of the Company, in the form attached as Annex B to the Company's Proxy Statement.
   - 4.i The undersigned confirms that the undersigned is not a controlling shareholder and does not have a personal interest (as such terms are defined in the Israeli Companies Law and in the Proxy Statement) in the approval of the proposal.
5. To approve the inclusion of the M&A Provision regarding a bonus in the event of a Transaction in any and all such engagements between the Company and the Directors and Office-Holders, in a manner that any such engagement shall be deemed to include such M&A Provision.
   - 5.i The undersigned confirms that the undersigned is not a controlling shareholder and does not have a personal interest (as such terms are defined in the Israeli Companies Law and in the Proxy Statement) in the approval of the proposal.
6.
   - 6.a. To approve the grant to Mr. Amit Berger of options to purchase 1,300,000 Ordinary Shares (equivalent to 32,500 ADSs), subject to the director's re-election as a member of the Board of Directors, as further described in the Proxy Statement.
   - 6.b To approve the grant to Mr. Zohar Heiblum of options to 1,300,000 Ordinary Shares (equivalent to 32,500 ADSs), subject to the director's re-election as a member of the Board of Directors, as further described in the Proxy Statement.
   - 6.c. To approve the grant to Mr. Stephen M. Simes of options to purchase 1,300,000 Ordinary Shares (equivalent to 32,500 ADSs), subject to the director's re-election as a member of the Board of Directors, as further described in the Proxy Statement.
   - 6.d To approve the grant to Dr. Yafit Stark of options to 1,300,000 Ordinary Shares (equivalent to 32,500 ADSs), subject to the director's re-election as a member of the Board of Directors, as further described in the Proxy Statement.
   - 6.e. To approve the grant to Dr. Ascher Shmulewitz of options to purchase 12,000,000 Ordinary Shares (equivalent to 300,000 ADSs), subject to the director's re-election as a member of the Board of Directors, as further described in the Proxy Statement.
   - 6.e.i The undersigned confirms that the undersigned is not a controlling shareholder and does not have a personal interest (as such terms are defined in the Israeli Companies Law and in the Proxy Statement) in the approval of the proposal.
   - 6.f. To approve the grant to Dr. Adi Zuloff-Shani of options to purchase 2,826,400 Ordinary Shares (equivalent to 70,660 ADSs).
   - 6.f.i The undersigned confirms that the undersigned is not a controlling shareholder and does not have a personal interest (as such terms are defined in the Israeli Companies Law and in the Proxy Statement) in the approval of the proposal.
   - 6.g. To approve the grant to Mr. Oz Adler of options to purchase 2,236,400 Ordinary Shares (equivalent to 58,160 ADSs).
   - 6.g.i The undersigned confirms that the undersigned is not a controlling shareholder and does not have a personal interest (as such terms are defined in the Israeli Companies Law and in the Proxy Statement) in the approval of the proposal.
7. To approve the Insurance Framework Terms and the Ongoing Insurance Policy.
   - 7.i The undersigned confirms that the undersigned is not a controlling shareholder and does not have a personal interest (as such terms are defined in the Israeli Companies Law and in the Proxy Statement) in the approval of the proposal.

PROXY TABULATOR FOR
THERAPIX BIOSCIENCES LTD.
P.O. BOX 8016
CARY, NC 27512-9903